2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

August 4, 2015

Via EDGAR Transmission

James E. O’Connor, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Optimum Fund Trust (the “Registrant”)
File No. 811-21335
Preliminary Proxy Materials

Dear Mr. O’Connor:

On behalf of the Registrant, submitted herewith via the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to us on July 21, 2015 with regard to the Registrant’s Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on July 10, 2015 by the Registrant on behalf of each of its series (each a “Fund” and collectively, the “Funds”).  The Proxy Statement relates to the Special Meeting of Shareholders (the “Meeting”) of the Funds, which is scheduled to be held on September 15, 2015.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  With respect to Proposal 1, ensure that the disclosure required by Item 22(b)(1) through (13) is properly reflected in the Proxy Statement.

Response:  The Registrant undertakes to do so.

2.           Comment:  With respect to Proposal 1, disclose whether the Registrant’s Board of Trustees has a formal diversity policy.

Response:  The Registrant’s Board of Trustees has not formally adopted a diversity policy and will note this fact in Proposal 1.

3.           Comment:  With respect to Proposal 2, explain whether the Registrant has applied for relief to permit affiliated interfund lending.  If not, does it intend to do so?

Response:  While the Registrant has not applied for interfund lending relief, it may do so in the future, and will clarify this fact in Proposal 2.

James E. O’Connor
August 4, 2015

4. Comment: With respect to Proposal 3, clarify whether the Registrant is seeking approval to file an application for modified manager-of-manager relief or is seeking approval of the manager-of-manager structure contingent on receiving the exemptive relief. Or both?  Also, state when shareholders will be informed of sub-adviser changes under such relief.

Response:  The Registrant is seeking shareholder approval to modify its existing manager-of-managers structure to permit its Board of Trustees to hire and fire affiliated sub-advisers, as well as unaffiliated sub-advisers, and to submit an application to the Commission permitting it to hire and fire such sub-advisers.  The Registrant will revise Proposal 3 to clarify these points.  Also, the Registrant will note in Proposal 3 that based on current exemptive orders for manager-of-managers structures, it anticipates that notice of any sub-adviser changes will be made within 90-days of such change.

5.

(a)           Comment:  Clarify who is given authority to adjourn the Meeting in the absence of sufficient “yes” votes to approve a proposal.

Response:  Consistent with the Registrant’s bylaws, the Meeting, whether or not a quorum is present, may be adjourned from time to time (and at any time during the course of the Meeting) by a majority of the votes cast by those shareholders present in person or by proxy, or by the chairperson of the Meeting.

(b)           Comment: The proxy cannot confer discretionary authority on the chairman to adjourn the Meeting to solicit votes to avoid a negative vote on the proposal.

Response:  The chair’s authority to adjourn the Meeting proceeds from the Registrant’s bylaws.  It is not based on a delegation of authority by proxy.  As a result, the chair’s decision to adjourn the Meeting does not require the voting of any proxies.

(c)           Comment: The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Registrant’s by-laws or state law.  See Rule 14a-4(d)(4) under the Securities Exchange Act of 1934 (the “1934 Act”).  Specifically, this is not a “matter incident to the conduct of the meeting.” See Rule 14a-4(c)(7) under the 1934 Act.

Response:  We respectfully disagree with your analysis.  In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting.  In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would

James E. O’Connor
August 4, 2015

constitute an abuse of management's office. Where management embarks upon a courseof adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders.  The Registrant represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary.  The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.  Rather, matters relating to the adjournment of a shareholder meeting are governed by state law.  As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

Because the Registrant is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”).  Section 3806(b)(5) of the DSTA establishes that the Registrant’s declaration of trust and by-laws:

“[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.  (Emphasis added.)”

Consistent with the DSTA, the Registrant’s by-laws permit any shareholder meeting to be adjourned by a majority of the votes cast by those shareholders present in person or proxy, or by the chairperson of the meeting.  Any such adjournment may be with respect to one or more proposals, but not necessarily all proposals.  The Proxy Statement clearly recites this authority.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the 1934 Act.  Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting.  As implied by the Proxy Rules Reference Book and consistent with widespread industry practice,1 whether a matter is “incident to the conduct of the meeting”

1
Proxy statements issued by operating corporations, for example, routinely treat adjournments as “incident to the conduct of the meeting” in accordance with state law.  See, e.g., 2015 Proxy Statement for the Annual Meeting of ExxonMobil (Apr. 14, 2015) (“We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.” (emphasis added)).  Such corporations routinely authorize proxies to be votes at any adjournment of an annual meeting without including a separate proposal on adjournment.

James E. O’Connor
August 4, 2015

is a question of state law. The bylaws, which address generally the conduct of shareholder meetings in accordance with the DSTA, include adjournments as incident to the conduct of the meeting.

In addition, the Proxy Statement and the proxy card explicitly state that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Meeting.  As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the Commission’s consideration in the Adjournment Release).  We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7).  Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies.  Accordingly, the Registrant believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

(d)           Comment: Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would non-routine.  See Rule 452 of the NYSE.  Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of shareholder votes.

Response:  We respectfully disagree with your analysis.  Rule 452 expressly states:

“A member organization which has transmitted proxy soliciting material to the beneficial owner of stock . . . and which has not received instructions from the beneficial owner or from the beneficial owner's designated investment adviser by the date specified in the statement accompanying such material, may give or authorize the giving of a proxy to voted such stock, provided the person in the member organization giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting and provided such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock.” (Emphasis added).

Thus, the default position of the NYSE is that members (i.e., broker-dealers) are permitted to vote in their discretion the shares of beneficial owners, subject to the reservations set forth in Rule 452 and the applicable Notes.  These requirements are essentially repeated in Note .10 of Rule 452.  Note .11 of Rule 452 describes the circumstances under which a member organization may not give or authorize a proxy to vote without instructions from beneficial owners.  The list of 21 items does not include adjournments.  As a result, under NYSE Rule 452, brokers do have discretionary authority to vote for an adjournment and may therefore convey that authority by proxy.  In our experience, this is consistent with widespread industry practice.

(e)           Comment: The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.  See Rule 14a-4(b)(1) and (e) under the 1934 Act.

Response:  For the reasons discussed above, including the precedent under the Adjournment Release and the DSTA, we do not believe a separate box is required.  We note that operating corporations almost universally do not include such a box despite stating that proxies may be voted at their annual

James E. O’Connor
August 4, 2015

meeting or any adjournment thereof. We further note that this reading of Rule 14a-4(b)(1) would mean that any “matters incident to the conduct of the meeting” would require an additional voting requirement, which would make Rule 14a-4(c)(7) redundant. Rather, the purpose of Rule 14a-4(c) is to allow for the orderly conduct of shareholder meetings by granting discretion for the voting of proxies where unanticipated issues arise, which places adjournments squarely within the scope of Rule 14a-4(c)(7).

Nonetheless, Rule 14a-4(b)(1) provides that: “A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.”  As noted above, the proxy card will state in bold-face type that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Meeting.

Lastly, the Registrant understands the fiduciary concerns articulated in the Adjournment Release of adjourning a meeting where an overwhelming majority of the votes received so far have been voted “against” a proposal.  We note, however, that in the case of the Registrant all of the proposals have been approved unanimously for submission to shareholders by the Independent Trustees of the Board with the recommendation that shareholders vote “for” a proposal.  The most likely circumstance under which the Registrant would adjourn a meeting to solicit more proxies in the presence of a quorum is where an overwhelming majority of the shares voted so far have been voted “for” the proposal, but sufficient votes have not been received to carry the proposal.  We fail to see the benefit of requiring the Registrant to bear the costs of an additional solicitation to approve a proposal that has been unanimously recommended by the Independent Trustees and has been overwhelmingly approved by those shareholders who have voted so far, simply because other shareholders have not had the opportunity to register their votes yet.  We believe the Commission adequately addressed the fiduciary requirements that apply to Fund management in these circumstances in the Adjournment Release in 1973, and that the Commission correctly approved the solicitation of additional proxies subject to the guidance in the Adjournment Release, rather than impose the costs of additional solicitations on a fund and its shareholders.

*           *           *

Based on the foregoing, the Registrant respectfully declines to accept these comments.

6.           Comment:  Clarify how proxies may be revoked, particularly with respect to proxies having been voted electronically.

Response:  The Registrant will clarify that a proxy must be revoked in writing, but if a shareholder submits a new vote, electronically or otherwise, such subsequent vote will override the shareholder’s prior vote.

7.           Comment:  With respect to the information concerning the Registrant’s principal officers, describe  more precisely the various positions these persons have held at Delaware Investments during the past 5 years.

Response:  The requested change will be made.

*           *           *

James E. O’Connor
August 4, 2015

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	A.G. Ciavarelli, Esq.
Delaware Investments